UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Aéropostale, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

007865108

(CUSIP Number)

R. Cabell Morris Jr., Esq.

Winston & Strawn LLP

35 W. Wacker Drive

Chicago, IL 60601

312-558-5609

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 23, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 007865108		SCHEDULE 13D

1	Name of Reporting Person Lemur LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,250,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,250,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,250,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.96% (1)

14	Type of Reporting Person OO

(1) Calculated based on 78,498,190 shares of the Common Stock, $0.01 par value, of Aéropostale, Inc., outstanding as of March 20, 2014, as reported in Aéropostale, Inc.’s annual report on Form 10-K for the year ended February 1, 2014.

CUSIP No. 007865108		SCHEDULE 13D

1	Name of Reporting Person SP Investment Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,250,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,250,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,250,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.96% (1)

14	Type of Reporting Person PN

(1) Calculated based on 78,498,190 shares of the Common Stock, $0.01 par value, of Aéropostale, Inc., outstanding as of March 20, 2014, as reported in Aéropostale, Inc.’s annual report on Form 10-K for the year ended February 1, 2014.

CUSIP No. 007865108		SCHEDULE 13D

1	Name of Reporting Person SP Investment Holdings Company

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,250,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,250,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,250,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.96% (1)

14	Type of Reporting Person OO

(1) Calculated based on 78,498,190 shares of the Common Stock, $0.01 par value, of Aéropostale, Inc., outstanding as of March 20, 2014, as reported in Aéropostale, Inc.’s annual report on Form 10-K for the year ended February 1, 2014.

CUSIP No. 007865108		SCHEDULE 13D

1	Name of Reporting Person Sycamore Partners (AIV), L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,250,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,250,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,250,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.96% (1)

14	Type of Reporting Person PN

(1) Calculated based on 78,498,190 shares of the Common Stock, $0.01 par value, of Aéropostale, Inc., outstanding as of March 20, 2014, as reported in Aéropostale, Inc.’s annual report on Form 10-K for the year ended February 1, 2014.

CUSIP No. 007865108		SCHEDULE 13D

1	Name of Reporting Person Sycamore Partners UBIT (AIV), L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,250,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,250,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,250,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.96% (1)

14	Type of Reporting Person PN

(1) Calculated based on 78,498,190 shares of the Common Stock, $0.01 par value, of Aéropostale, Inc., outstanding as of March 20, 2014, as reported in Aéropostale, Inc.’s annual report on Form 10-K for the year ended February 1, 2014.

CUSIP No. 007865108		SCHEDULE 13D

1	Name of Reporting Person Sycamore Partners ECI (AIV), L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,250,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,250,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,250,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.96% (1)

14	Type of Reporting Person PN

(1) Calculated based on 78,498,190 shares of the Common Stock, $0.01 par value, of Aéropostale, Inc., outstanding as of March 20, 2014, as reported in Aéropostale, Inc.’s annual report on Form 10-K for the year ended February 1, 2014.

CUSIP No. 007865108		SCHEDULE 13D

1	Name of Reporting Person Sycamore Partners GP, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds NA

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 10,182,018

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 10,182,018

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,182,018

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 12.35% (1)(2)

14	Type of Reporting Person OO

(1) Comprised of 6,250,000 shares purchased in the open market and 3,932,018 shares issuable in the future upon the full conversion by the Reporting Persons of 1,000 shares of convertible preferred stock of the Issuer and with the payment of $7.25 per share in cash, as required by the terms of the convertible preferred stock.

(2) Calculated based on (i) 78,498,190 shares of the Common Stock, $0.01 par value, of Aéropostale, Inc., outstanding as of March 20, 2014, as reported in Aéropostale, Inc.’s annual report on Form 10-K for the year ended February 1, 2014 plus (ii) 3,932,018 shares of Common Stock, $0.01 par value, of Aéropostale, Inc. issuable upon the full conversion by the Reporting Persons of 1,000 shares of convertible preferred stock of the Issuer and with the payment of $7.25 per share in cash, as required by the terms of the convertible preferred stock.

CUSIP No. 007865108		SCHEDULE 13D

1	Name of Reporting Person Sycamore Partners MM, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds NA

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 10,182,018

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 10,182,018

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,182,018

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 12.35% (1)(2)

14	Type of Reporting Person OO

(1) Comprised of 6,250,000 shares purchased in the open market and 3,932,018 shares issuable in the future upon the full conversion by the Reporting Persons of 1,000 shares of convertible preferred stock of the Issuer and with the payment of $7.25 per share in cash, as required by the terms of the convertible preferred stock.

(2) Calculated based on (i) 78,498,190 shares of the Common Stock, $0.01 par value, of Aéropostale, Inc., outstanding as of March 20, 2014, as reported in Aéropostale, Inc.’s annual report on Form 10-K for the year ended February 1, 2014 plus (ii) 3,932,018 shares of Common Stock, $0.01 par value, of Aéropostale, Inc. issuable upon the full conversion by the Reporting Persons of 1,000 shares of convertible preferred stock of the Issuer and with the payment of $7.25 per share in cash, as required by the terms of the convertible preferred stock.

CUSIP No. 007865108		SCHEDULE 13D

1	Name of Reporting Person Stefan L. Kaluzny

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds NA

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 10,182,018

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 10,182,018

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,182,018

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 12.35% (1)(2)

14	Type of Reporting Person IN

(1) Comprised of 6,250,000 shares purchased in the open market and 3,932,018 shares issuable in the future upon the full conversion by the Reporting Persons of 1,000 shares of convertible preferred stock of the Issuer and with the payment of $7.25 per share in cash, as required by the terms of the convertible preferred stock.

(2) Calculated based on (i) 78,498,190 shares of the Common Stock, $0.01 par value, of Aéropostale, Inc., outstanding as of March 20, 2014, as reported in Aéropostale, Inc.’s annual report on Form 10-K for the year ended February 1, 2014 plus (ii) 3,932,018 shares of Common Stock, $0.01 par value, of Aéropostale, Inc. issuable upon the full conversion by the Reporting Persons of 1,000 shares of convertible preferred stock of the Issuer and with the payment of $7.25 per share in cash, as required by the terms of the convertible preferred stock.

CUSIP No. 007865108		SCHEDULE 13D

1	Name of Reporting Person Aero Investors LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,932,018

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,932,018

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,932,018

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.77% (1)(2)

14	Type of Reporting Person OO

(1) Represents 3,932,018 shares issuable in the future upon the full conversion by the Reporting Persons of 1,000 shares of convertible preferred stock of the Issuer and with the payment of $7.25 per share in cash, as required by the terms of the convertible preferred stock.

(2) Calculated based on (i) 78,498,190 shares of the Common Stock, $0.01 par value, of Aéropostale, Inc., outstanding as of March 20, 2014, as reported in Aéropostale, Inc.’s annual report on Form 10-K for the year ended February 1, 2014 plus (ii) 3,932,018 shares of Common Stock, $0.01 par value, of Aéropostale, Inc. issuable upon the full conversion by the Reporting Persons of 1,000 shares of convertible preferred stock of the Issuer and with the payment of $7.25 per share in cash, as required by the terms of the convertible preferred stock.

CUSIP No. 007865108	SCHEDULE 13D

Item 1.	Security and Issuer

This statement constitutes Amendment No. 3 to the Schedule 13D relating to the common stock, par value $0.01 per share (the “Common Stock”), of Aéropostale, Inc., a Delaware corporation (the “Issuer” or the “Company”) and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on September 17, 2013 (the “Initial Schedule 13D”), Amendment No. 1 filed on October 11, 2013 and Amendment No. 2 filed on March 14, 2014 to the Initial Schedule 13D. The principal executive offices of the Issuer are located 112 W. 34th Street, New York, New York 10120.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 2.	Identity and Background

Item 2 is hereby amended and restated as follows:

(a), (f)

This statement is being filed by:

(i)	Lemur LLC, a Delaware limited liability company (“Lemur”);

(ii)	Aero Investors LLC, a Delaware limited liability company (“Aero Investors”);

(iii)	SP Investment Holdings L.P., a Delaware limited partnership (“SP Delaware”);

(iv)	SP Investment Holdings Company, a Cayman Islands exempted company (“SP Caymans”);

(v)	Sycamore Partners (AIV), L.P., a Delaware limited partnership (“Sycamore AIV”);

(vi)	Sycamore Partners UBIT (AIV), L.P., a Delaware limited partnership (“Sycamore UBIT”);

(vii)	Sycamore Partners ECI (AIV), L.P., a Delaware limited partnership (“Sycamore ECI”, and together with Sycamore AIV and Sycamore UBIT, the “Sycamore Funds”);

(viii)	Sycamore Partners GP, L.L.C., a Delaware limited liability company (“Sycamore GP”);

(ix)	Sycamore Partners MM, L.L.C., a Delaware limited liability company (“Sycamore MM”); and

(x)

Stefan L. Kaluzny, a citizen of the United States of America (“Mr. Kaluzny”, and together with Lemur, Aero Investors, SP Delaware, SP Caymans, the Sycamore Funds, Sycamore GP and Sycamore MM, the “Reporting Persons”).

The Reporting Persons have entered into an amended and restated joint filing agreement, dated as of May 27, 2014, a copy of which is attached hereto as Exhibit 99.9.

(b)

The address of the principal business and principal office of each of the Reporting Persons is 9 West 57th Street, 31st Floor, New York, New York 10019. The telephone number of each of the Reporting Persons is (212) 796-8500.

(c)

The Sycamore Funds are private equity funds whose principal business is investing in securities, businesses and companies.

Sycamore GP’s principal business is serving as the sole general partner of the Sycamore Funds and other affiliated funds.

Sycamore MM’s principal business is serving as the managing member of Sycamore GP and other affiliated entities.

Lemur’s principal business is investing in public equity opportunities on behalf of the Sycamore Funds.

Aero Investors’ principal business is investing in the debt and equity of the Issuer on behalf of the Sycamore Funds.

SP Delaware’s principal business is serving as the managing member and 100% owner of Lemur.

SP Cayman’s principal business is serving as a limited partner in SP Delaware.

The principal occupation of Mr. Kaluzny is serving as a Managing Director of Sycamore GP and as the managing member of Sycamore MM and Aero Investors.

The Sycamore Funds indirectly own (through SP Caymans and SP Delaware) 100% of Lemur.  As a result, each of the Sycamore Funds, SP Delaware, SP Caymans, Sycamore GP, Sycamore MM and Mr. Kaluzny may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all of the shares of Common Stock owned by Lemur.  Sycamore GP is the general partner or managing member, as applicable, of each of the members of Aero Investors.  Sycamore MM is the managing member of Sycamore GP.  Mr. Kaluzny is the managing member of Sycamore MM and Aero Investors.  As a result, each of Sycamore GP, Sycamore MM and Mr. Kaluzny may be deemed to be the beneficial owners of the shares of Common Stock deemed to be beneficially owned by Aero Investors.

The Reporting Persons are filing this Statement jointly, as they may be considered a “group” under Section 13(d)(3) of the Act.  However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

(d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated as follows:

Aero Investors, on behalf of certain funds affiliated with Sycamore, entered into the following transactions for investment purposes in the ordinary course of its business:

On May 23, 2014, the Company, as borrower, and certain of its subsidiaries, as guarantors (the “Guarantors”), entered into a Loan and Security Agreement with Aero Investors, as agent (the “Agent”) and a lender, and TSAM Holdings, Limited (d/b/a MGF Sourcing, Limited), as a lender, to provide senior secured term loan credit facilities (the “Term Loan”) in an aggregate principal amount of $150 million, consisting of a five-year $100 million tranche A facility (such facility, the “Tranche A Facility”) and a ten-year $50 million tranche B facility (such facility, the “Tranche B Facility”).

Concurrently with and as a condition to entering into the Term Loan, Aero Investors and the Company also entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) and an Investor Rights Agreement (the “Investor Rights Agreement”). Pursuant to the Stock Purchase Agreement, Aero Investors purchased 1,000 shares of Series B Preferred Stock (the “Series B Preferred”) from the Company at an aggregate offering price of $100,000. Each share of Series B Preferred is convertible at any time on or prior to May 23, 2024 into common stock of the Company, $0.01 par value per share, at an initial conversion rate of 3,932.018 and at an initial cash conversion price of $7.25 per share of the underlying common stock into which the Series B Preferred is converted. The Common Stock underlying the Series B Preferred represents 5.0% of the Company’s outstanding Common Stock as of May 23, 2014.  Aero Investors is the sole holder of the Company’s outstanding Series B Preferred shares and, pursuant to the Investor Rights Agreement described in more detail in Item 6 below, the Company has agreed not to issue any further shares of Series B Preferred without Aero Investors’ prior consent.

Pursuant to the Investor Rights Agreement and the terms of the Series B Preferred, Aero Investors (or Sycamore Partners Management L.L.C. and any of its affiliates (collectively, the “Sycamore Group”) who is a transferee thereof) has the right to designate up to two directors (each a “Series B Director”) to the Company’s Board of Directors (the “Board”).  Aero Investors will have the right to designate only one Series B Director at such time as the Sycamore Group beneficially owns a number of shares of Common Stock less than 66.67% of the aggregate number of shares of Common Stock beneficially owned by the Sycamore Group as of May 23, 2014; and has no designation rights when such ownership falls below 33.33% of the number owned as of the same date.  All such share amounts being calculated on an as if converted basis, assuming the full conversion of the then-outstanding Series B Preferred. Under the Certificate of Designation, following the 2014 Annual Meeting of the Stockholders of the Company, the holders of the Series B Preferred have the right to vote, separately as a single class to the exclusion of all other classes, for the Series B Directors designated by Aero Investors (or any member of the Sycamore Group who is a transferee thereof). The holders of the Series B Preferred will have no other voting rights, except those pertaining to voting on certain amendments to the rights and characteristics of the Series B Preferred.

The investment strategy of the Reporting Persons is generally to invest in entities in which there is a potential to exercise significant influence over such entities. Subject to the voting and standstill agreements set forth in the Investor Rights Agreement described in in more detail in Item 6 below, the Reporting Persons intend to exercise fully their rights as stockholders (whether as holders of Common Stock, the Series B Preferred or the Common Stock issued upon conversion thereof), and to vote their shares in the manner in which they deem appropriate and in the best interests of the Reporting Persons from time to time.

The Reporting Persons intend to review continuously their equity interest in the Issuer. Depending upon their evaluation of the factors described below and subject to the voting and standstill agreements set forth in the Investor Rights Agreement described in in more detail in Item 6 below, one or more of the Reporting Persons may from time to time purchase additional securities of the Issuer in the open market, through privately negotiated transactions with third parties or otherwise; convert the Series B Preferred into Common Stock; sell or otherwise dispose of all or a portion of the securities then held by such Reporting Persons in the open market, through privately negotiated transactions with third parties or otherwise; cease buying or selling such securities; enter into or unwind hedging or other derivative transactions with respect to such securities in the Issuer or otherwise pledge such securities as a means of obtaining liquidity; or cause any of the Reporting Persons to distribute in kind such securities to their respective investors; in each case, at times, and in such manner, as they deem advisable to benefit from changes in market prices of such securities, changes in the Issuer’s operations, business strategy or prospects, or from a sale or merger of the Issuer.

To evaluate such and other alternatives, the Reporting Persons will routinely monitor (1) the Issuer’s business, markets, operations, competitors, prospects, strategy, personnel, directors, ownership and capitalization; (2) the performance of the Issuer’s securities and the availability of the Issuer’s securities for purchase at particular price levels; (3) the availability and nature of opportunities to dispose of the Reporting Persons’ interests; (4) general economic conditions; (5) stock market conditions; (6) the Issuer’s performance under, and its compliance with, the terms of, the Term Loan; (7) other business and investment opportunities available to the Reporting Persons; and (8) other plans and requirements of the Reporting Persons.

Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss some or all such matters with management, directors and other representatives of the Issuer, other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons’ modifying their ownership of Common Stock, exchanging information with the Issuer (subject, when appropriate, to confidentiality or similar agreements), proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right, subject to the voting and standstill agreements set forth in the Investor Rights Agreement described in in more detail in Item 6 below, to act in concert with any other stockholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to Issuer’s management, Board and stockholders. Any of the foregoing actions described in this Item 4 could involve one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D, including, potentially, one or more mergers, consolidations, sales or acquisitions of assets, change in control, issuances, purchases, dispositions or pledges of securities or other changes in capitalization. The Reporting Persons intend to continuously review their options and may at any time, and from time to time, reconsider and change their plans or proposals relating to any of the foregoing, subject to any contractual restrictions between such Reporting Persons and the Company, and/or may modify their present intention as stated in this Item 4.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a)  — (b) Based on the Issuer’s annual report on Form 10-K for the year ended February 1, 2014, there were 78,498,190 shares of Common Stock outstanding as of March 20, 2014.

Based on the foregoing, as of May 27, 2014, the 6,250,000 shares (the “Lemur Shares”) of Common Stock beneficially owned by Lemur, SP Delaware, SP Caymans and the Sycamore Funds represented approximately 7.96% of the shares of the Common Stock issued and outstanding.  Also as of May 27, 2014, Aero Investors is deemed to beneficially own 3,932,018 shares of Common Stock of the Company (the “Aero Shares”), which shares are issuable in the future upon the full conversion by Aero Investors of 1,000 shares of the Series B Preferred of the Issuer and with the payment of $7.25 per share in cash, as required by the terms of the Series B Preferred.

Each of Sycamore GP, Sycamore MM and Mr. Kaluzny, in their respective capacities as (i) general partner of the sole owner of Lemur and managing member or general partners, as applicable, of each of the members of Aero Investors; (ii) managing member of Sycamore GP; and (iii) managing member of Sycamore GP and Aero Investors, respectively, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose of direct the disposition of) the Lemur Shares and the Aero Shares.  Together, such shares represent approximately 12.35% of the Issuer’s Common Stock (calculated based on (i) 78,498,190 shares of the Common Stock outstanding as of March 20, 2014 plus (ii) 3,932,018 shares of Common Stock issuable upon the full conversion by the Reporting Persons of 1,000 shares of Series B Preferred).

The Reporting Persons are responsible for the completeness and accuracy of the information concerning the Reporting Persons contained herein.

As of the date hereof, none of the Reporting Persons owns any shares of Common Stock other than the Lemur Shares and Aero Shares covered in this Amendment No. 3 to Scheduled 13D.

(c) On May 23, 2014, Aero Investors entered into the Term Loan with the Company. Concurrently with and as a condition to entering into the Term Loan, the Company also entered into the Stock Purchase Agreement with Aero Investors to purchase 1,000 shares the Series B Preferred, which is convertible at any time prior to May 23, 2024 into Common Stock at an initial conversion price in cash of $7.25 per share of underlying Common Stock into which the Series B Preferred is converted.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated as follows:

On May 23, 2014, the Company and the Guarantors entered into the Term Loan with Aero Investors, as Agent, and TSAM Holdings, Limited (d/b/a MGF Sourcing, Limited), as a lender, to provide the Term Loan in an aggregate principal amount of $150 million, consisting of the five-year $100 million Tranche A Facility and the ten-year $50 million Tranche B Facility.  The Tranche A Loan bears interest at an interest rate equal to 10.0% per annum and, at the Company’s election, up to 50% of the interest can be payable-in-kind during the first three years and up to 20% of the interest can be payable-in-kind during the final two years. The first year of interest under the Tranche A Facility in the amount of $10.0 million was prepaid in cash in full on May 23, 2014, and no other interest payments are required to be paid during the first year of the Tranche A Facility.  The Tranche A Loan has no annual scheduled amortization requirements.  The Tranche A Loan is scheduled to mature on May 23, 2019. The Tranche B Loan will not accrue any interest.  The Tranche B Loan will be paid off in equal annual installments of 10% per annum.  The Tranche B Loan is scheduled to mature on the earlier of (a) tenth anniversary of the end of the Start-Up Period (as such term is defined in the Sourcing Agreement described below) and (b) the expiration or termination of the Sourcing Agreement. The obligations of the Company under the Term Loan are guaranteed by the Guarantors.  The Term Loan is secured by (i) a second priority security interest in all assets of the Company and certain of its subsidiaries that are pledged already for the benefit of the Company’s existing revolving credit facility lenders, and (ii) a first priority security interest in the Company’s, and certain of its subsidiaries’, remaining assets. The loan documentation relating to the Term Loan includes representations, covenants and events of defaults that are substantially consistent with the Company’s existing revolving credit facility. The Term Loan also contains a $70.0 million minimum liquidity covenant.

Concurrently with and as a condition to entering into the Term Loan, Aero Investors and the Company also entered into the Stock Purchase Agreement and the Investor Rights Agreement. Pursuant to the Stock Purchase Agreement, Aero Investors purchased 1,000 shares of Series B Preferred from the Company at an aggregate offering price of $100,000. Each share of Series B Preferred is convertible at any time on or prior to May 23, 2024 into Common Stock of the Company, $0.01 par value per share, at an initial conversion rate of 3,932.018 and at an initial cash conversion price of $7.25 per share of the underlying Common Stock converted into. The Common Stock underlying the Series B Preferred represents 5.0% of the Company’s outstanding Common Stock as of May 23, 2014.  In connection with the issuance, on May 23, 2014, the Company filed the Certificate of Designation of Preferences of Series B Convertible Preferred Stock of the Company (the “Certificate of Designation”) with the Secretary of State of the State of Delaware. Aero Investors is the sole holder of the Company’s outstanding Series B Preferred and pursuant to the Investor Rights Agreement described below, the Company has agreed not to issue any further shares of Series B Preferred without Aero Investors’ prior consent.

Pursuant to the Investor Rights Agreement and the Certificate of Designation, Aero Investors (or any member of the Sycamore Group who is a transferee thereof) has the right to designate up to two Series B Directors to the Company’s Board.  Aero Investors will have the right to designate only one Series B Director at such time as the Sycamore Group beneficially owns a number of shares of Common Stock less than 66.67% of the aggregate number of shares of Common Stock beneficially owned by the Sycamore Group as of May 23, 2014; and has no designation rights when such ownership falls below 33.33% of the number owned as of the same date.  All such share amounts being calculated on an as if converted basis, assuming the full conversion of the then-outstanding Series B Preferred. Under the Certificate of Designation, following the 2014 Annual Meeting of the Stockholders of the Company, the holders of the Series B Preferred have the right to vote, separately as a single class to the exclusion of all other classes, for the Series B Directors designated by Aero Investors (or any member of the Sycamore Group who is a transferee thereof). The holders of the Series B Preferred will have no other voting rights, except those pertaining to voting on certain amendments to the rights and characteristics of the Series B Preferred.

Pursuant to the Investor Rights Agreement, among other things, (i) the parties agreed that the Board will consist of no more than 13 members for so long as the Sycamore Group is entitled to designate a Series B Director, (ii) Stefan Kaluzny and Julian Geiger were designated as the initial Series B Directors to serve on the Board, (iii) the Sycamore Group was granted non-transferable preemptive rights to maintain their proportionate, as-if-converted ownership interest in the Company for so long as they hold at least 50.00% of the number of shares of Common Stock in the Company, on an as-if converted basis, that they owned on May 23, 2014, and (iv) Aero Investors agreed to vote, for a period of two years, any shares of Common Stock and Series B Preferred owned by the Sycamore Group in favor of the slate of nominees and/or any proposals recommended by the Board and against any stockholder nominations and/or approvals that are not approved by the Board at any annual or special meeting of the stockholders of the Company.  In addition, the Investor Rights Agreement contains a standstill provision under which Aero Investors, on behalf of itself and the Sycamore Group, agreed that, for so long as the Sycamore Group is entitled to designate a Series B Director or until the Company becomes insolvent, files for bankruptcy or takes similar actions, the Sycamore Group will not acquire any equity securities of the Company or its subsidiaries above 14.99% of the total Common Stock outstanding on an as-if converted basis,  participate in a proxy fight or otherwise seek to influence control of the Company.  The foregoing standstill agreements will not (i) apply in connection with the exercise by Sycamore or any of its affiliates of any rights or remedies expressly set forth in the various agreements entered into between the parties concurrently with the consummation of the Term Loan and issuance and sale of the Series B Preferred, (ii) prevent or otherwise limit Sycamore or its affiliates from proposing on a confidential basis such a transaction to the Board or from pursuing or consummating a going-private or other transaction approved by the Board, so long as no public announcement by Sycamore or any of its affiliates would be required as a result thereof, or, if invited or requested to do so in writing by the Board, and (iii) restrict the activities of any individuals elected, designated or nominated by Sycamore or its affiliates as directors to the Board acting solely in their capacities as such.

Aero Investors and the Company also entered into a Registration Rights Agreement dated May 23, 2014 (the “Registration Rights Agreement”), which entitles Sycamore and its affiliates to certain registration rights with respect to the Common Stock underlying the Series B Preferred and any other shares of Common Stock held by the Sycamore Group , including three demand registrations and piggyback registration rights.

As part of funding the Tranche B Term Loan, the Company and its procurement subsidiary also entered into a Sourcing Agreement with TSAM (Delaware) LLC (d/b/a MGF Sourcing), an affiliate of Sycamore, under which the Company’s procurement subsidiary is obligated to purchase a minimum volume of product for a period of ten years commencing on the Company’s first fiscal quarter of 2016 of between $240 million to $280 million per annum depending on the year.

This description of the material terms of the Term Loan and Series B Preferred, Board representation, investor rights and registration rights provided in this Schedule 13D is qualified in its entirety by reference to the Term Loan, Stock Purchase Agreement, Certificate of Designation, Investor Rights Agreement and Registration Rights Agreement, which are included as Exhibits 99.4 through 99.8 hereto and are incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended by adding the following:

Exhibit 99.4: Loan and Security Agreement, dated as of May 23, 2014, by and among Aero Investors LLC (as Agent), the lenders party thereto and the guarantors party thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on May 27, 2014 (the “Form 8-K”)).

Exhibit 99.5: Stock Purchase Agreement, dated as of May 23, 2014, by and between Aéropostale, Inc. and Aero Investors LLC (incorporated by reference to Exhibit 10.3 to the Form 8-K).

Exhibit 99.6: Investor Rights Agreement, dated as of May 23, 2014, by and between Aéropostale, Inc. and Aero Investors LLC (incorporated by reference to Exhibit 10.4 to the Form 8-K).

Exhibit 99.7: Certificate of Designation of Preferences of Convertible Series B Preferred Stock of Aéropostale, Inc. (incorporated by reference to Exhibit 3.1 to the Form 8-K).

Exhibit 99.8: Registration Rights Agreement, dated as of May 23, 2014, by and between Aéropostale, Inc. and Aero Investors LLC (incorporated by reference to Exhibit 10.5 to the Form 8-K).

Exhibit 99.9: Amended and Restated Joint Filing Undertaking dated as of May 27, 2014, by and among the Reporting Persons (filed herewith).

CUSIP No. 007865108	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 27, 2014

LEMUR LLC

By:	SP Investment Holdings L.P.
its Managing Member

By:	Sycamore Partners GP, L.L.C.
its General Partner

By:	Sycamore Partners MM, L.L.C.
its Managing Member

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Managing Member

SP INVESTMENT HOLDINGS L.P.

By:	Sycamore Partners GP, L.L.C.

its General Partner

By:	Sycamore Partners MM, L.L.C.
its Managing Member

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Managing Member

SP INVESTMENT HOLDINGS COMPANY

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
its Sole Director

SYCAMORE PARTNERS (AIV), L.P.

By:	Sycamore Partners GP, L.L.C.
its General Partner

By:	Sycamore Partners MM, L.L.C.

its Managing Member

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Managing Member

SYCAMORE PARTNERS UBIT (AIV), L.P.

By:	Sycamore Partners GP, L.L.C.
its General Partner

By:	Sycamore Partners MM, L.L.C.
its Managing Member

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Managing Member

SYCAMORE PARTNERS ECI (AIV), L.P.

By:	Sycamore Partners GP, L.L.C.
its General Partner

By:	Sycamore Partners MM, L.L.C.
its Managing Member

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Managing Member

SYCAMORE PARTNERS GP, L.L.C.

By:	Sycamore Partners MM, L.L.C.
its Managing Member

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Managing Member

SYCAMORE PARTNERS MM, L.L.C.

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny

Managing Member

/s/ Stefan L. Kaluzny
STEFAN L. KALUZNY

AERO INVESTORS LLC

/s/ Stefan L. Kaluzny
By: Stefan L. Kaluzny

Its: President and Chief Executive Officer